UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, February 28, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:                      Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that under the powers delegated on its Board of Directors which was held on January 30 2014, the President has determined to hold the Annual Shareholder Meeting on March 28, 2014, in the Company’s head office located at Av. Paseo de la República 4675, Surquillo, at 3:30p.m., with the following agenda:

1. Approval of Annual Report, Approval of Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for Fiscal Year 2013
2. Application of Profits of Fiscal Year 2013
3. Board Meeting Attendance Fees
4. Appointment of External Auditors for Fiscal Year 2014
5. Election of the Board of Directors for the Period 2014-2017

The present document is accompanied by the Motions, whilst the Annual Report as well as the Annual Corporate Governance Report can be found in our webpage www.granaymontero.com.pe.

We also inform that the announcement for the Annual Shareholder Meeting was published in “El Comercio” newspaper, as well as in the official newspaper “El Peruano” on February 28, 2014.
Moreover, the Individual and Consolidated Audited Financial Statements for 2013, are available on the Securities Market Superintendence (www.smv.gob.pe), the Lima Stock Exchange (www.bvl.com.pe) as well as in the company’s web page www.granaymontero.com.pe.

Please note that we are available to answer any questions about the particular, at the following phone number 51-1-2136567, or at the Company’s Offices located at Av Paseo de la Republica 4675, Surquillo, from Monday to Friday between 9:00 and 12:00 and 4:00 to 6:00 pm through our executives Dennis Gray, Investor Relations Officer and Claudia Drago, Chief Legal Officer.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

ANNUAL MANDATORY SHAREHOLDERS MEETING
March 28, 2014

MOTION 1

Approval of Annual Report, Approval of Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for Fiscal Year 2013

Whereas:

As provided in the General Corporations Law, the Annual Report and the Audited Individual and Consolidated Financial Statements Dongo Soria Gaveglio y Asociados, representative of Price Waterhouse Coopers, for Fiscal Year 2013, are hereby submitted for consideration by the Shareholders Assembly.

Furthermore, as provided in Article 10 of the Board of Directors Regulations, the Board of Directors approved the Corporate Governance Annual Report for year 2013, as required by General Management Resolution Nº 140-2005 of the National Supervisory Commission of Companies and Securities, to be submitted for consideration by the Shareholders Assembly.

Motion:

Approve the Annual Report, the Corporate Governance Annual Report and the Audited Individual and Consolidated Financial Statements for Fiscal Year 2013.

MOTION 2

Application of Profits of Fiscal Year 2013

Whereas:

According to the audited Financial Statements of the company for Fiscal Year 2013, the Company has generated during such period net profits for S/. 320’362,593.38 (Three Hundred and Twenty Million Three Hundred Sixty-Two Thousand Five Hundred Ninety-Three and 38/100 Nuevos Soles) of which, as provided in Article 229 of the General Corporations Law, the amount S/.20’353,758.00 (Twenty Million Three Hundred Fifty-Three Thousand Seven Hundred Fifty Eight and 00/100 Nuevos Soles) shall be applied to the legal reserve account.

Pursuant to the dividend policy, which allows distributing  30% to 40% of profits, allocating 35%, that is, the amount of S/. 112’126,907.68 (One Hundred Twelve Million One Hundred Twenty Six Thousand Nine Hundred Seven and 68/100 Nuevos Soles) of the distributable profit is proposed to be distributed as dividends.
Now, therefore, the Shareholders Assembly has unanimously approved the motion submitted by the Board of Directors, which is transcribed below:

Motion:

a.	Apply the amount of S/.20’353,758.00 (Twenty Million Three Hundred Fifty-Three Thousand Seven Hundred Fifty Eight and 00/100 Nuevos Soles) to the Legal Reserve account.
b.
Distribute amount of S/. 112’126,907.68 (One Hundred Twelve Million One Hundred Twenty Six Thousand Nine Hundred Seven and 68/100 Nuevos Soles) as Dividends. Therefore, the factor of 0.169875409, over a total of 660,053,790 shares, S/. 1.00 par value to determine the amount distributable as cash dividends to holders of common share for each share held by them on the Registration date shall apply. For calculation purposes, each ADS represents five (5) shares.

c.	Set April 22, 2014, as Registration Date, and April 29, 2014, as dividend Delivery Date.

MOTION 3

Board Meeting Attendance Fees

Whereas:

Pursuant to Article 114 of the General Corporations Law, remuneration of the Board of Directors is to be set at the Regular Shareholders Meeting.

Motion:

In connection with year 2013, the Shareholders are advised that the additional attendance fee, calculated according to the formula approved at the Regular Shareholders Meeting of March 31, 2008, is S S/. 112,126.91 for each Director.  The total remuneration received by the Board of Directors for Fiscal Year 2013 account for 0.32% of net profits.

In connection with year 2014, this Motion proposes that each Director be paid S/. 7,000.00 (Seven Thousand and 00/100 Nuevos Soles) for attending each Board of Directors Meeting and S/. 3,500.00 for attending each meeting of Committees of the Board of Directors and that the Additional Meeting Attendance Fee be set on the basis of the formula approved at the Regular Shareholders Meeting of March 31, 2008.

MOTION 4
Appointment of External Auditors
for Fiscal Year 2014

Whereas:

Pursuant to Article 114 of the General Corporations Law, the external auditors of the company must be appointed by or delegated on the Board of Directors, as resolved at the Regular Shareholders Meeting.

Motion:

The Shareholders are proposed to elect as External Auditors for Fiscal Year 2013 the firm Dongo Soria Gaveglio y Asociados, representative of Price Waterhouse Coopers, as recommended by the Audit and Process Committee.

MOTION 5
Election of the Board of Directors
For the Period 2014-2017

Whereas:
The term for which the Board of Directors was elected has lapsed. Therefore, the Shareholders Assembly is required to elect the Board of Directors for the period 2014-2017.

In its meeting of January 30, 2014 the Board of Directors entrusted a Committee consisting of three Directors the evaluation of nominees for members of the Board, taking into account and within the frame of reference of the current shareholding structure of the company after listing on the New York Stock Exchange.

The Committee evaluated various profiles and proposed the following as members of the Board of Directors:

1.
José Graña Miró Quesada, 69 years-old, joined the Graña y Montero Group in 1968 and has been Director and President since August 1996. An Architect from Universidad Nacional de Ingeniería, with graduate studies at ESAN and the Top Management Program of Universidad de Piura.  He is a director of Mexichem Amanco Holding. Has been a director of  Empresa Editora El Comercio S.A., Prensa Popular S.A., Servicios Especiales de Edición S.A., Edegel, Telefónica.  He was CEO of Graña y Montero until March 2011, when he retired from executive positions in the Group. Mr. Graña Miró Quesada is the first shareholder of Grupo GH Holding Group.  Nominated for External Non-Independent Director.

2.
Carlos Montero Graña, 72 years-old, has been a Director of the company since 1996, in the position of Vice Chairman. A Civil Engineer from Universidad Nacional de Ingenieria with graduate studies at the Top Management Program Universidad de Piura.  Represents the shareholder Bethel Enterprises, holder of 5.12% of the company.  Nominated for External Non-Independent Director.

3.
Hernando Graña Acuña, 61 years-old, joined the Group in 1977 and has been a Director of the company since 1996.  Industrial Engineer with a master’s degree in Mining Engineering from University of Minnesota.  Commercial Director of the Group since 1996. Nominated for Internal Director.

4.
Mario Alvarado Pflucker, 56 years-old, joined the Group in 1980 and holds the position of Chief Executive Officer of the company since 1996, and Director since 2003.  Civil Engineering with a Master in Business Engineering from George Washington University and graduate studies at the Management Program of the Kellogg Business School. Director of Larrain Vial Safi and member of the Consultative Board of Tecnológico de Monterrey.  Nominated for Internal Director.

5.
José Chlimper Ackerman, 59 years-old.  Director of the company since March 2006.  Degree in Economics and Business Administration from North Carolina State University. Chairman of the Board and General Manager of Agrokasa and member of the Board of Corporación Drokasa, Maestro Home Center Perú, Aeropuertos del Perú, ComexPerú, Instituto de Formación Bancaria (IFB).  Chairman of the Board of Compec. Member of the Agrarian Consultative Board for the Master’s degree in Agribusiness at Universidad del Pacífico.  Was a Council Member of the Municipality of Lima, Chairman of the Americas Fund and Minister of Agriculture, and member of the Central Bank of Reserve.   Nominated for Independent Director.

6.
Hugo Santa María Guzmán, 51 years-old. Mr. Santa María has been a Director since March 2011.  He is an Economist from Universidad del Pacífico and has a Doctorate in Economics from Washington University in St. Louis, Missouri.  He is also the Chairman of the Board of Directors of MiBanco and a Director of APOYO Comunicación Corporativa, as well as a partner and chief economist at APOYO Consultoría.  Mr. Santa María previously served as Director of Fondo Consolidado de Reserva (FCR) and Compañía Minera Atacocha.

7.
Pedro Pablo Errazuriz, 53 years-old. Mr. Errazuriz is a Civil Engineer from Universidad Católica de Chile, with a Master’s degree in Engineering Sciences from the same university and MSc in Administrative Sciences/Operations Research/Finance from the London School of Economics. At present, Mr. Errazuriz is the Minister of Transportation and Telecommunications for the Administration of President Sebastian Piñera in Chile, a position he has held since 2011 and will finish on March 11, 2014. Mr. Errazuriz has been a director of various firms on behalf of Holding Ontario Teachers’ Pension Plan, a fund of which he was General Manager from 2009 to 2011. During such period, he also served as Chairman of the Board of Biodiversa, of Esval, of Aguas del Valle and of Grupo SAESA. He has been General Manager and Chairman of the Board of the water and sewage company ESSBIO.  He has been General Manager of LanExpress from 2000 to 2006 and Vice President of Corporate Planning of LanChile from 1999 to 2000.

8.
Federico Cúneo de la Piedra. Mr. Cúneo is a partner and director of AMROP Peru in Peru, Panama and Costa Rica since 2005 and previously served as Business Director of  Ernst & Young from 2003 to 2005, and CFO of Bank Boston from 1996 to 2002. Mr. Cúneo is an Accountant from Eastern Michigan University Ypsilanti and a Finance PEE from Universidad ESAN with studies at the Top Management Program of Universidad de Piura and Corporate Governance at Harvard Business University and at Universidad del Pacífico. Currently, he is a member of the Board, since 2012, of Amrop Global, since 2011 of Grupo Osaka and Vice President of AmCham, since 2010 at Reforestadora Tununga and Club Sporting Cristal, since 2005 at four funds of AC Capitales, and since 2004 at Peru 2021. Mr. Cúneo has been a member of the Boards of  Enersur, IPAE, Ethos Brasil, Forum Empresa, Forum Empresa, Mesa de Concertación de Lucha Contra la Pobreza, Programa Juntos and of La Pampilla Refinery.

9.
Mark Hoffmann Rosas. Mr. Hoffmann has been CEO of Duke Energy from 2008 to 2013, CEO of Electroandes from 2003 to 2007, among other positions. He is an Industrial Engineer from Georgia Institute of Technology Georgia, USA, and holds an MBA in Finance from Cornell University Ithaca, NY, USA. Currently, he is a member of the Board, since 2012, at Financiera Universal, since 2010 at Radio Filarmonía and since 2007 at Colegio Markham. Mr. Hoffmann has been a member of the Boards of Luz del Sur, Electroandes and Amcham and Vice President of  Caminando Juntos, and of Sociedad Nacional de Minería, Petróleo y Energía (the National Society of Mining, Petroleum and Energy).

Motion:

The Board of Directors resolves to propose the Shareholders Assembly to elect as Directors the nominees in the above list, suggested by the Board of Directors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: February 28, 2014